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                                                                      Exhibit 29

                           [NATIONSRENT LETTERHEAD]



April 12, 1999

Board of Directors
Rental Service Corporation
6929 East Greenway Parkway
Scottsdale, Arizona 85254

Dear RSC Directors:

          I understand that you will be meeting shortly to consider a recommendation on the unsolicited tender offer launched by United Rentals on April 5. In advance of that meeting we want to reconfirm to you our strong commitment to the completion of our merger of equals transaction. We believe this merger is in the best interests of all our shareholders, employees, suppliers and customers. It is for that reason that I write to you today.

          We continue to believe that our proposed tax free transaction offers the better value to your shareholders, who will have the opportunity to participate in the future growth of a combined RSC NationsRent. We also believe the transaction will offer superior opportunities for all of our employees by giving them the opportunity to participate in the growth of the premier equipment rental company in the United States. We are prepared to work closely with you to do whatever is necessary to successfully effect our business combination and defeat this attempt to deprive your shareholders not only of the fair value of their current investment but also of the value of our proposed combination.

          I remain personally committed to this merger and am at your disposal for any and all assistance you may require.

All best regards,

/s/ James L. Kirk

James L. Kirk
Chairman and Chief Executive Officer